# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Shift4 Payments, Inc., CIK 0001794669
CUSIP: 82452J109
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3501 CORPORATE PARKWAY, CENTER VALLEY, Pennsylvania (PA), 18034
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-21-044790
Filed by CIK 0001805608

## Reporting persons
- Jared Isaacman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 21,986,971; shared voting power 0; sole dispositive power 21,986,971; shared dispositive power 0; aggregate amount beneficially owned 21,986,971 (24.7% of the class)
- Rook Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 21,149,032; shared voting power 0; sole dispositive power 21,149,032; shared dispositive power 0; aggregate amount beneficially owned 21,149,032 (23.8% of the class)

## Item 1. Issuer
Name of issuer: Shift4 Payments, Inc.
Address of issuer's principal executive offices: 3501 Corporate Parkway, Center Valley, PA 18034

## Item 2. Person Filing
Name of person filing: Jared Isaacman, an individual; and Rook Holdings Inc., a Delaware corporation.
Address of principal business office or, if none, residence: 3501 Corporate Parkway, Center Valley, PA 18034.
Citizenship: Mr. Isaacman is a citizen of the United States of America. Rook Holdings Inc. is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Jared Isaacman:

Mr. Isaacman is considered the beneficial owner of 21,986,971 shares of Class A Common Stock, $0.0001 par value per share (the "Class A Common Stock") of Shift4 Payments, Inc. (the "Issuer"), which consist of: (i) 666,117 shares of Class A Common Stock that are beneficially owned by Mr. Isaacman; (ii) 171,822 shares of Class C common stock, $0.0001 par value per share (the "Class C Common Stock") that are indirectly beneficially owned by Mr. Isaacman through his dependents; (iii) 19,801,028 common units of Shift4 Payments, LLC (the "LLC Interests") that are beneficially owned by Rook Holdings Inc. or its subsidiaries ("Rook"); (iv) 19,801,028 shares of Class B common stock, $0.0001 par value per share (the "Class B Common Stock") that are beneficially owned by Rook; and (v) 1,348,004 shares of Class C Common Stock that are beneficially owned by Rook. As the sole stockholder of Rook, Mr. Isaacman may be deemed to have sole voting and investment power with respect to such securities beneficially owned by Rook. The aggregate number of LLC Interests and shares of Class C Common Stock that are beneficially owned by Mr. Isaacman are treated as converted into Class A Common Stock only for purposes of computing the amount beneficially owned by Mr. Isaacman.

Rook Holdings Inc.:

Rook is considered the beneficial owner of 21,149,032 shares of Class A Common Stock, which consists of: (i) 19,801,028 LLC Interests beneficially owned by Rook; (ii) 19,801,028 shares of Class B Common Stock beneficially owned by Rook; and (iii) 1,348,004 shares of Class C Common Stock beneficially owned by Rook. The aggregate number of LLC Interests and shares of Class C Common Stock that are beneficially owned by Rook are treated as converted into Class A Common Stock only for purposes of computing the amount beneficially owned by Rook.
Percent of class:
Jared Isaacman:

Mr. Isaacman is considered the beneficial owner of 24.7% of the shares of Class A Common Stock. The percentage of shares of Class A Common Stock reported as being beneficially owned by Mr. Isaacman is based on the aggregate number of shares of Class A Common Stock that are beneficially owned by Mr. Isaacman, in addition to the LLC Interests and shares of Class C Common Stock that are beneficially owned by Mr. Isaacman, which are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of Mr. Isaacman. Each share of Class A Common Stock is entitled to one vote, each share of Class B Common Stock is entitled to ten votes, each share of Class C Common Stock is entitled to ten votes, and each LLC Interest has no voting power. The percentage reported does not reflect the votes of the Class B Common Stock or the ten for one voting power of the Class C Common Stock. The class is based upon 89,058,159 shares of Class A Common Stock outstanding as of December 31, 2024, which includes: (i) 67,737,305 shares of Class A Common Stock outstanding as of December 31, 2024, as reported by the Issuer's transfer agent; (ii) 171,822 shares of Class C Common Stock that are indirectly beneficially owned by Mr. Isaacman through his dependents; (iii) 19,801,028 LLC Interests that are indirectly beneficially owned by Mr. Isaacman through Rook; and (iv) 1,348,004 shares of Class C Common Stock that are indirectly beneficially owned by Mr. Isaacman through Rook. The shares of Class C Common Stock and LLC Interests are presently convertible and convertible within 60 days of the date of this Schedule 13G/A, and are treated as converted into Class A Common Stock only for the purpose of computing the percentage of Class A Common Stock beneficially owned by Mr. Isaacman.

Rook Holdings Inc.

Rook is considered the beneficial owner of 23.8% of the shares of Class A Common Stock. The percentage of shares of Class A Common Stock reported as being beneficially owned by Rook is based on the aggregate number of shares of Class A Common Stock that are beneficially owned by Rook, in addition to the LLC Interests and shares of Class C Common Stock that are beneficially owned by Rook, which are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of Rook. Each share of Class A Common Stock is entitled to one vote, each share of Class B Common Stock is entitled to ten votes, each share of Class C Common Stock is entitled to ten votes, and each LLC Interest has no voting power. The percentage reported does not reflect the votes of the Class B Common Stock or the ten for one voting power of the Class C Common Stock. The class is based upon 88,886,337 shares of Class A Common Stock outstanding as of December 31, 2024, which includes: (i) 67,737,305 shares of Class A Common Stock outstanding as of December 31, 2024, as reported by the Issuer's transfer agent; (ii) 19,801,028 LLC Interests beneficially owned by Rook; and (iii) 1,348,004 shares of Class C Common Stock beneficially owned by Rook. The shares of Class C Common Stock and LLC Interests are presently convertible and convertible within 60 days of the date of this Schedule 13G/A, and are treated as converted into Class A Common Stock only for the purpose of computing the percentage of Class A Common Stock beneficially owned by Rook.
Sole power to vote or to direct the vote:
Jared Isaacman:

The number of shares to which Mr. Isaacman has sole power to vote or to direct the vote is 21,986,971 shares of Class A Common Stock, which consist of: (i) 666,117 shares of Class A Common Stock that are beneficially owned by Mr. Isaacman; (ii) 171,822 shares of Class C Common Stock that are indirectly beneficially owned by Mr. Isaacman through his dependents; (iii) 19,801,028 LLC Interests that are beneficially owned by Rook; (iv) 19,801,028 shares of Class B Common Stock that are beneficially owned by Rook; and (v) 1,348,004 shares of Class C Common Stock that are beneficially owned by Rook. As the sole stockholder of Rook, Mr. Isaacman may be deemed to have sole voting and investment power with respect to such securities beneficially owned by Rook. The aggregate number of LLC Interests and shares of Class C Common Stock that are beneficially owned by Mr. Isaacman are treated as converted into Class A Common Stock only for purposes of computing the number of shares to which Mr. Isaacman has sole power to vote or to direct the vote.

Rook Holdings Inc.:

The number of shares to which Rook has sole power to vote or to direct the vote is 21,149,032 shares of Class A Common Stock, which consists of: (i) 19,801,028 LLC Interests beneficially owned by Rook; (ii) 19,801,028 shares of Class B Common Stock beneficially owned by Rook; and (iii) 1,348,004 shares of Class C Common Stock beneficially owned by Rook. The aggregate number of LLC Interests and shares of Class C Common Stock that are beneficially owned by Rook are treated as converted into Class A Common Stock only for purposes of computing the number of shares to which Rook has sole power to vote or to direct the vote.
Shared power to vote or to direct the vote:
Jared Isaacman:

The number of shares to which Mr. Isaacman has shared power to vote or to direct the vote is 0 shares of Class A Common Stock.

Rook Holdings Inc.:

The number of shares to which Rook has shared power to vote or to direct the vote is 0 shares of Class A Common Stock.
Sole power to dispose or to direct the disposition:
Jared Isaacman:

The number of shares to which Mr. Isaacman has sole power to dispose or to direct the disposition of is 21,986,971 shares of Class A Common Stock, which consist of: (i) 666,117 shares of Class A Common Stock; (ii) 171,822 shares of Class C Common Stock that are indirectly beneficially owned by Mr. Isaacman through his dependents; (iii) 19,801,028 LLC Interests that are beneficially owned by Rook; (iv) 19,801,028 shares of Class B Common Stock that are beneficially owned by Rook; and (v) 1,348,004 shares of Class C Common Stock that are beneficially owned by Rook. As the sole stockholder of Rook, Mr. Isaacman may be deemed to have sole voting and investment power with respect to such securities beneficially owned by Rook. The aggregate number of LLC Interests and shares of Class C Common Stock that are beneficially owned by Mr. Isaacman are treated as converted into Class A Common Stock only for purposes of computing the number of shares which Mr. Isaacman has sole power to dispose or to direct the disposition of.

Rook Holdings Inc.:

The number of shares to which Rook has sole power to dispose or to direct the disposition of is 21,149,032 shares of Class A Common Stock, which consists of: (i) 19,801,028 LLC Interests beneficially owned by Rook; (ii) 19,801,028 shares of Class B Common Stock beneficially owned by Rook; and (iii) 1,348,004 shares of Class C Common Stock beneficially owned by Rook. The aggregate number of LLC Interests and shares of Class C Common Stock that are beneficially owned by Rook are treated as converted into Class A Common Stock only for purposes of computing the number of shares which Rook has sole power to dispose or to direct the disposition of.
Shared power to dispose or to direct the disposition:
Jared Isaacman:

The number of shares to which Mr. Isaacman has shared power to dispose or to direct the disposition of is 0 shares of Class A Common Stock.

Rook Holdings Inc.:

The number of shares to which Rook has shared power to dispose or to direct the disposition of is 0 shares of Class A Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jared Isaacman: /s/ Jared Isaacman, Jared Isaacman, Individually (01/16/2025)
- Rook Holdings Inc.: /s/ Jared Isaacman, Jared Isaacman, President, Treasurer and Secretary (01/16/2025)